UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Lpath, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

548910 10 8
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

(a)	Roaring Fork Capital SBIC, L.P. (“RFLP”) Taxpayer I.D. No. 71-0953148
(b)	Roaring Fork Capital Management, LLC (“RFLLC”) Taxpayer I.D. No. 48-0879110
(c)	Eugene C. McColley (“McColley”)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

(a)	Delaware, USA
(b)	Colorado, USA
(c)	USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	3,876,271 2 0 3,876,271 2 0

1 Joint filing pursuant to Rule 13D-1(k)(1).  The record owner of the securities of the Issuer is RFLP.  This Statement is also being filed on behalf of RFLLC, which is the sole general partner of RFLP, and McColley, who is the sole Manager of RFLLC and, as a principal of RFLLC, may be deemed to share indirect beneficial ownership of the securities which RFLLC may beneficially own.  RFLLC and Mr. McColley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests.
2 Consists of 3,228,139 shares of common stock and 648,132 shares which may be acquired upon exercise of warrants.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,876,271

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 6.4%

(12)	Type of Reporting Person (See Instructions):

(a) PN (b) OO (c) IN

Item 1.  Name and Address of Issuer.

(a)(b)      Name and address of principal executive offices of Issuer:

Lpath, Inc.
6335 Ferris Square, Suite A
San Diego, CA 92121

Item 2.

Roaring Fork Capital SBIC, L.P.

(a)	Name of person filing:

Roaring Fork Capital SBIC, L.P.

(b)	Residence or Business Address:

1875 Lawrence Street, Suite 400
Denver, CO  80202

(c)	Citizenship:

Delaware, USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

548910 10 8

Roaring Fork Capital Management, LLC

(a)	Name of person filing:

Roaring Fork Capital Management LLC

(b)	Residence or Business Address:

1875 Lawrence Street, Suite 400
Denver, CO  80202

(c)	Citizenship:

Colorado, USA entity

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

548910 10 8

Eugene C. McColley

(a)	Name of person filing:

Eugene C. McColley

(b)	Residence or Business Address:

1875 Lawrence Street, Suite 400
Denver, CO  80202

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

548910 10 8

Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned: 3,876,271

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,876,271*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,876,271*

(iv)	Shared power to dispose or to direct the disposition of: 0
____________________________

*	Consists of 3,228,139 shares of common stock and 648,132 shares which may be acquired upon exercise of warrants.

Item 5-9.  Ownership of Five Percent or Less of a Class

N/A

Item 10.  Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

ROARING FORK CAPITAL SBIC, L.P.

Date: February 14, 2011	Roaring Fork Capital Management, LLC, its general partner

	By:	/s/ Eugene C. McColley
Eugene C. McColley Manager

ROARING FORK CAPITAL MANAGEMENT, LLC,

By:	/s/ Eugene C. McColley
Eugene C. McColley Manager

/s/ Eugene C. McColley
Eugene C. McColley, individual